FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2007

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F	☒	Form 40-F	☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	☐	No	☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-]

NATIONAL BANK OF GREECE

Reply to letter of the Hellenic Capital Market Commission

With regard to the letter dated 18 June 2007 from the Hellenic Capital Market Commission concerning an article published in the Greek daily newspaper Kathimerini on 17 June 2007, National Bank of Greece, pursuant to the provisions of L. 3340/2005 and resolution 3/347/2005 of the Board of the HCMC, stresses that it is not engaged in negotiation procedure and related actions regarding merger with or acquisition of another large domestic bank.

Athens, 19 June 2007

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis
(Registrant)

Date : 20th June, 2007

Vice Chairman – Deputy Chief Executive Officer